One F.N.B. Boulevard, Hermitage, PA 16148-3363

724-981-6000

February 1, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Irving
Reviewing Accountant

Re:	F.N.B. Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 10-Q for the Period Ended September 30, 2012

Filed November 8, 2012

File No. 001-31940

Ladies and Gentlemen:

The purpose of this letter is to provide a detailed response to the comments contained in the Commission’s December 27, 2012 letter to F.N.B. Corporation. For convenience of reference, we have included in italics each of the staff’s numbered comments followed by the Corporation’s corresponding response to each comment.

Later this month, the Corporation will file its Annual Report on Form 10-K for the year ended December 31, 2012 and our responses to the staff’s comments set forth in this letter will be addressed in various disclosures in that Annual Report on Form 10-K.

The Corporation’s responses are as follows:

Form 10-K filed for the Period Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 4. Securities, page 81

1.	We note your disclosures regarding your other-than-temporary impairment policies related to your pooled trust preferred securities. Please address the following as it relates to each of the individual pooled trust preferred securities:

Starting in the first quarter of 2009, FNB engaged a third party, Red Pine Advisors (Red Pine), to assist management in the evaluation and analysis of the Corporation’s pooled trust preferred securities (TPS). The principals of Red Pine possess extensive experience in the pooled TPS market. Red Pine possesses the specialized knowledge to understand the complexities found in pooled TPS and the expertise to provide a top-quality analytical evaluation and advice to FNB concerning pooled TPS. Red Pine was acquired by Houlihan Lokey (HL) in 2010 and now operates under that name.

•	Deferrals and defaults:

a.	Please tell us in detail how you develop your estimate of future deferrals and defaults.

The Corporation’s review of bank and thrift collateral begins with a review of financial information provided by SNL Financial, a comprehensive database, widely used in the industry, which gathers financial data on banks and thrifts from GAAP financial statements for public companies (Form 10K and 10Q reports), as well as regulatory reports for private companies, including consolidated financial statements for bank holding companies (FR Y-9C reports) and parent company-only financial statements for bank holding companies (FR Y-9LP reports) filed with the Federal Reserve Bank, bank call reports filed with the Federal Deposit Insurance Corporation (FDIC) and thrift financial reports formerly provided by the Office of Thrift Supervision.

Using the information sources described above, FNB, in consultation with HL, examines each issuing bank and thrift for the nature of its business, years of operating history, corporate structure, loan composition and loan concentrations, deposit mix, asset growth rates, geographic footprint and local economic environment. The issuers’ historical financial performance is reviewed and their financial ratios are compared to appropriate peer groups of regional banks or thrifts with similar asset size. The analysis focuses on six broad categories: profitability (revenue streams and earnings quality, return on assets and shareholder’s equity, net interest margin and interest rate sensitivity), credit quality (charge-offs and recoveries, non-current loans and total non-performing assets as a percentage of total loans, loan loss reserve coverage and the adequacy of the loan loss provision), operating efficiency (non-interest expense compared to total revenue), capital adequacy (tier 1, total capital and leverage ratios and equity capital growth), leverage (tangible equity as a percentage of tangible assets, short-term and long-term borrowings and double leverage at the holding company) and liquidity (the nature and availability of funding sources, net non-core funding dependence and quality of deposits). For publicly traded companies, stock price movements are also reviewed and the market price of publicly traded debt instruments is examined.

Insurance collateral is evaluated by looking across a number of key financial measures and credit characteristics, including: combined ratio (a measure of underwriting profitability), reserve analysis to assess a company’s ability to pay its claims from existing funds over the long term, operating leverage, financial leverage, the company’s capital position and ratings profile. The specific line of business, whether long-tail (i.e. worker’s comp or casualty), or short-tail (i.e. property), in which an insurance company operates is highly important when assessing specific metrics. Acceptable values for such metrics tend to fall within different ranges for different business types. The data used to evaluate the insurance credits comes principally from publicly-filed GAAP financial statements and from SNL Financial, which provides, among other things, statutory data for insurance companies.

On the basis of the above-discussed evaluation of collateral credit, and in combination with a review of historical industry default data and current/near-term operating conditions, with HL’s assistance, the Corporation determines the appropriate default and recovery probabilities for each piece of collateral. Specifically, estimates are made relating to the probability that a given piece of collateral will default in any given year. No assumptions are made as to future deferrals as those assumptions only affect cash flow timing, not aggregate cash flow received by the collateralized debt obligation (CDO). That is, if an issuer defers it either (a) eventually defaults, and thus is captured within the default assumption or (b) resumes paying and thus is required to make up all deferred interest, thereby paying all monies that would otherwise be paid if it had been current.

b.	Please tell us how you developed your recovery rates on issuers currently deferring interest.

For collateral that has already defaulted, no recovery is assumed.

Empirical historical data shows that in the vast majority of bank failures, non-depositor claimants have received no recovery. The FDIC estimated that it would incur a loss to its deposit insurance fund in 435 out of 441 bank failures between October 2000 (when the FDIC began listing dividend payment information) and December 2011 (the most recent loss estimate date for which comprehensive loss estimate information is available).[1] This loss represents the difference between the amount disbursed from the deposit insurance fund to cover obligations to insured depositors and the amount estimated by the FDIC to be ultimately recovered from the liquidation of the receivership estate. Therefore, proceeds from the sale of these failed banks’ assets have generally been insufficient to fully cover all depositor claims and, hence, insufficient to cover any recovery to subordinated claimants. In the six instances where the FDIC incurred no loss, two resulted in partial recovery to general creditors and in one, no “FDIC dividend” payments were made.

Although it is assumed that the majority of deferring collateral continues to defer and eventually defaults, it is also recognized there is a possibility that, in some cases, deferring collateral will become current at some point in the future. As a result, deferring issuers are evaluated on a case-by-case basis and in some instances, based on the credit, a probability that the deferral will ultimately cure is assigned. When determining if an issuer may cure the deferral in the future, a variety of factors are

[1]	Source: FDIC

evaluated including the issuer’s financial performance and any relevant events occurring during the quarter, such as capital raises or regulatory actions. Although all aspects of the issuer’s recent performance (including liquidity, profitability and strength of the deposit franchise), are evaluated, particular attention is given to capital adequacy and asset quality. The regulatory capital ratios of the holding company and its bank subsidiaries are reviewed and the ability of tangible equity capital and loan loss reserves to absorb potential losses stemming from problem credits is assessed.

FNB, in consultation with HL, assigns the likelihood that a deferring issuer will become current to one of five probabilities as follows: 1) 25% cure probability is used for issuers with weaker credit metrics but still displaying relative strength and a possibility to resume payments, 2) 50% is the most common cure probability – assigned to issuers with strong credit metrics, 3) 75% cure is reserved almost exclusively for issuers that have announced a positive event likely to result in a cure (i.e. capital infusion, merger/acquisition pending, etc.), 4) 100% cure is used for issuers that have publicly declared intent to become current on their outstanding issuances, 5) 10% cure is used for all other issuers.

c.	Tell us the number and types of entities which have returned to paying status which had previously been deferring.

Approximately 44 bank and insurance companies have resumed payment (made up all previously deferred interest) on their TPS.

•	Prepayments:

a.	Please tell us how you develop the prepayment assumptions.

The prepayment assumptions are predicated on the terms and pricing of TPS relative to prevailing current market conditions, as well as regulatory and legislative developments that may affect issuers’ decision to prepay. Most TPS have a 5-year call option – meaning that, on the fifth anniversary of issuance, the issuer has the right to redeem the security at par. Additionally, most TPS indentures include language that permits an issuer to call the security if an adverse capital treatment event occurs. These provisions allow issuers to redeem their TPS at virtually any time if a legislative or regulatory development changes the TPS’ status as a component of tier 1 capital. The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), a U.S. federal statute signed into law in July 2010, constituted such an event for certain bank holding companies. Specifically, holding companies with consolidated assets of $15 billion or more can no longer treat as tier 1 capital any hybrid capital instruments (such as TPS) issued on or after May 19, 2010. Furthermore, the ability of these institutions to continue to treat as tier 1 capital any hybrid capital instruments, including TPS, issued before May 19, 2010, will be phased out incrementally over a period of three years, beginning January 1, 2013. Notwithstanding the foregoing, FNB has taken the position that the terms and pricing of TPS issued by banks and insurance companies were so aggressive that it is unlikely that financing on such attractive terms will become available in the foreseeable future. Additionally, the favorable capital treatment of these securities (i.e. status as tier 1 capital) makes them a particularly attractive debt instrument. Simply put, at this time, refinancing most often does not make sense from either an economic or regulatory capital standpoint. Therefore, based on the foregoing analysis, it is assumed that the bulk of the collateral does not prepay over the life of the CDO. However, in light of the Dodd-Frank Act developments for 2013 and 2014, a 40% prepayment rate has been assumed for those banks with assets greater than $15 billion, which corresponds to the start of the Dodd-Frank Act phase-out period for tier 1 capital treatment. Subsequently, our analysis leads to an annual constant prepayment rate assumption of 2%. The 40% prepayment rate was the result of a detailed analysis of the terms of those TPS issued by banks with assets in excess of $15 billion. Specifically, the contractual interest rate of these instruments (i.e. fixed rate or spread over LIBOR) was reviewed and compared to current debt market rates of the issuing institutions.

Additionally, immediate prepayment for TPS issued by banks with greater than $15 billion in assets and a fixed coupon of 7% or greater is assumed. The bulk of the issuances with coupons greater than 7% were issued at rates wider than current market debt yield (thus making refinancing an immediate logical corporate finance action and, indeed, an action most banks in this position have already taken). Similarly, for those TPS issued by banks with assets between $2 billion and $15 billion and coupons greater than 7%, a constant annual prepayment rate of 5% is assumed. This rate is meant to reflect the possibility that some mid-size banks with limited (but existing) access to the capital markets may choose to refinance the relatively high cost debt despite the remaining positive capital treatment of their TPS.

b.	Please tell us if you are aware of any individual bank in a pooled trust preferred security that has prepaid their obligation and the facts and circumstances surrounding the prepayment (was the bank acquired, etc.). If you are not aware of any, please tell us how this fact impacted your prepayment assumption.

Approximately 40 banks (majority with greater than $15 billion in assets), including BB&T, Bank of America, Capital One, Fifth Third and Wells Fargo, have prepaid some or all of their TPS issuances since the capital treatment change highlighted above (Dodd-Frank Act).

c.	Please explain to us the redemption provisions (time-based, other special redemption provisions, etc.) of these securities that impact the ability of an individual bank to prepay their obligation and explain how you considered the provisions in your prepayment assumption.

TPS issuances within TPS CDOs are typically subject to five-year (in rare instances ten-year) no call provisions. At the expiration of these lockout periods, they are typically freely callable at par. As most of the securities within TPS CDOs were issued before 2008, most securities are now freely callable at par. Although less common, some issuances are callable before the end of a lock out period at a premium (levels varying from issuer to issuer and typically depending on how close to the end of the no call period). Additionally, there exists a provision in most TPS indentures that allow for the securities to become callable at par (even during the lockout period) if there is an adverse capital treatment event (e.g. the Collin’s Amendment of the Dodd-Frank Act constituted such an event for many issuers).

Nearly all issuers within the pools are no longer subject to any call restrictions and therefore are freely callable. The prepayment analysis outlined in response to item (a) above applies to this section as well.

d.	Please tell us if these securities have capital replacement covenants and any other covenants restricting or impacting redemption or prepayment, explain the terms of the covenants and tell us how you considered the covenants in your prepayment assumption.

Generally speaking, TPS in these pools are typically not subject to capital replacement covenants. Such covenants are intended for the benefit of holders of an unrelated series of senior debt. Since the majority of the issuers in these pools, particularly those smaller community banks without access to the capital markets, have capital structures containing no senior debt, there was little need to incorporate such provisions in their TPS indentures. The larger issuers (with senior debt) in these pools a) typically are in a strong enough capital position and b) their TPS make up a small portion of their capital structure to have their decisions regarding prepayments be virtually unaffected by such covenants.

e.	Please tell us if banks that were currently deferring interest payments were assumed to prepay their obligations. If so, explain your rationale.

There has been only one instance in which we applied a prepayment assumption to a currently deferring issuer:

1.	BankAtlantic Bancorp, Inc. – Due to the announced acquisition of BankAtlantic by BB&T (an issuer with greater than $15 billion in assets) and BB&T’s publicly stated intention to redeem the outstanding TPS. Subsequent to the acquisition, BB&T did bring the securities current (repay all previously deferred interest) as well as redeem them in full.

Form 10-Q filed for the Period Ended September 30, 2012

Notes to Consolidated Financial Statements

Loans and Allowance for Loan Losses, page 22

2.	We note the significant increase in loans past due 90 days and accruing at September 30, 2012, specifically within the residential mortgages area. Please tell us and revise in future filings, to provide additional discussion addressing the reasons for the increase. Further, your accounting policy indicates that loans are placed on non-accrual status and interest is discontinued generally when principal or interest is due and has remained unpaid for 90 to 180 days depending on the loan type. Please tell us and revise in future filings to address the specific policy for residential mortgage loans.

As requested, our future filings will include the following discussion relating to the increase in residential mortgage loans past due 90 days and accruing. The increase of $21.5 million in residential mortgage loans past due 90 days and accruing from December 31, 2011 to September 30, 2012 was solely the result of the acquisition of Parkvale Financial Corporation (Parkvale) on January 1, 2012. The acquired Parkvale residential mortgage loans were discounted and marked to market with interest income recognized via accretion.

Additionally, our future filings will include the following clarification in the accounting policy relating to non-performing loans:

Residential mortgages are generally placed on non-accrual at 180 days.

3.	In regard to the activity in the ALLL table presented on page 30, please tell us and revise in future filings, to provide a discussion which addresses the basis for the reversal of the allowance for loan losses within the Commercial Real Estate – Florida category which occurred during fiscal 2012.

As requested, our future filings will include the following discussion related to the basis of the reversal of allowance for loan losses within the Commercial Real Estate – Florida loan portfolio. The allowance for loan losses that was established for Commercial Real Estate – Florida at December 31, 2011 was based on the estimated net realizable value of the loans held in such portfolio. During 2012, many of these credits were exited with net proceeds received in excess of the net book values due to improved conditions in the Florida markets, including increased liquidity and credit availability to refinance these projects. At resolution, portions of these allowances were used to record the required charge-off, if necessary. The excess, if any, was reversed since there is no future loss exposure on these exited credits. As a result of these activities, the Commercial Real Estate – Florida loan portfolio of $154.1 million as of December 31, 2011 was reduced by $82.2 million, or over 50% of that portfolio, to $71.9 million at September 30, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Assets, page 68

4.	Please revise, in future filings, to provide a table which discloses nonperforming loans by loan type for each of the periods presented.

As requested, our future filings will include the following table which provides a summary of the loan categories for non-performing loans. The proposed expanded disclosure to be included in the 2012 Annual Report on Form 10-K is set forth below (in thousands):

December 31	2012	2011	2010
Commercial real estate	$48,483	$76,256	$98,557
Commercial and industrial	6,099	6,956	9,808
Commercial leases	965	1,084	970

Total commercial loans and leases	55,547	84,296	109,335
Direct installment	8,541	7,163	10,734
Residential mortgages	11,415	9,544	13,600
Indirect installment	1,131	979	820
Consumer lines of credit	746	746	805
Other	3,500	3,500	—

	$80,880	$106,228	$135,294

5.	Please revise, in future filings, to provide a table which discloses troubled debt restructurings (i.e. TDRs) by loan type for both performing and nonperforming TDRs for each period presented.

As requested, our future filings will include the following table which provides a summary of the loan categories for performing, non-performing and non-accrual TDR’s. The proposed expanded disclosure to be included in the 2012 Annual Report on Form 10-K is set forth below (in thousands):

	Performing	Non- Performing	Non- Accrual	Total
December 31, 2012
Commercial real estate	$850	$588	$11,156	$12,594
Commercial and industrial	775	82	283	1,140
Commercial leases	—	—	—	—

Total commercial loans and leases	1,625	670	11,439	13,734
Direct installment	5,613	5,199	749	11,561
Residential mortgages	5,401	8,524	107	14,032
Indirect installment	—	92	90	182
Consumer lines of credit	20	391	—	411
Other	—	—	—	—

	$12,659	$14,876	$12,385	$39,920

	Performing	Non- Performing	Non- Accrual	Total
December 31, 2011
Commercial real estate	$803	$—	$10,510	$11,313
Commercial and industrial	800	—	214	1,014
Commercial leases	—	—	—	—

Total commercial loans and leases	1,603	—	10,724	12,327
Direct installment	4,987	4,638	103	9,728
Residential mortgages	3,419	7,101	—	10,520
Indirect installment	—	61	—	61
Consumer lines of credit	122	93	—	215
Other	—	—	—	—

	$10,131	$11,893	$10,827	$32,851

December 31, 2010
Commercial real estate	—	$822	$19,333	$20,155
Commercial and industrial	—	819	39	858
Commercial leases	—	—	—	—

Total commercial loans and leases	—	1,641	19,372	21,013
Direct installment	—	7,449	100	7,549
Residential mortgages	—	10,328	155	10,483
Indirect installment	—	70	—	70
Consumer lines of credit	—	217	—	217
Other	—	—	—	—

	—	$19,705	$19,627	$39,332

In addition, the Corporation acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss this response with you in order to address any further questions or concerns. Please call the undersigned at (724) 983-3745 to arrange a discussion.

Sincerely,

/s/ Vincent J. Calabrese, Jr.
Vincent J. Calabrese, Jr.
Chief Financial Officer